UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

QIHOO 360 TECHNOLOGY CO. LTD.

(Name of Issuer)

CLASS A ORDINARY SHARES

(Title of Class of Securities)

74734M109

(CUSIP Number)

c/o David Lin

Unit 2001, Agricultural Bank of China Tower

50 Connaught Road Central, Central, Hong Kong

(852) 3727 0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74734M109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trustbridge Partners III, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 74734M109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TB Partners GP3, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 74734M109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TB Partners GP Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

PREAMBLE

This Statement on Schedule 13D/A (this “Schedule 13D/A”) amends and supplements the previous Schedule 13D filed on December 30, 2015(as amended, the “Original 13D”) by Trustbridge Partners III, L.P. (“TB III”), TB Partners GP3, L.P. (“TB III GP”) and TB Partners GP Limited (“TB III GP General Partner”) relating to Class A ordinary shares of Qihoo 360 Technology Co. Ltd. Except as amended and restated herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby supplemented by adding the following paragraphs to the end thereof:

On March 30, 2016, at 10:00 am (Beijing time), an extraordinary general meeting of the shareholders of the Issuer was held at 3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Issuer authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the Merger.

On July 15, 2016, the Issuer filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of July 15, 2016, pursuant to which the Merger became effective on July 15, 2016. As a result of the Merger, the Issuer became a wholly owned subsidiary of Midco. Midco is wholly owned by Parent. At the Effective Time, the Issuer became beneficially owned by: (i) the Tianjin Qirui Zhongxin Technology Partnership (Limited Partnership), a limited liability partnership formed under the laws of the People’s Republic of China for the purposes of holding incentive shares of Parent (the “Plan Vehicle”), the Founder Securityholders and the equity investors named in Exhibit B of the Merger Agreement and their affiliates; and (ii) the Plan Vehicle or such other arrangements through which former holders of unvested Company Options (as defined below) and Company Restricted Shares (as defined below) immediately prior to the Effective Time hold after the Effective Time equity incentive awards of Parent resulting from the assumption or conversion of such unvested Company Options and Company Restricted Shares pursuant to the Merger Agreement.

At the Effective Time, each Ordinary Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive $51.33 (“Per Share Merger Consideration”) and each issued and outstanding ADS represent the right to receive $77.00 (“Per ADS Merger Consideration”), in each case, in cash, without interest and net of any applicable withholding taxes. The ADS holders shall pay any applicable fees, charges and expenses of The Bank of New York Mellon (the “ADS Depositary”) and government charges (including withholding taxes if any) due to or incurred by the ADS Depositary, in its capacity as the ADS depositary, in connection with the cancellation of the ADSs surrendered and distribution of the merger consideration to holders of ADSs, including applicable ADS cancellation fees ($5.00 for each 100 ADSs (or portion thereof) and the ADS Depositary service fees). Notwithstanding the foregoing, the Excluded Shares (including Ordinary Shares represented by ADSs) were not converted into the right to receive the consideration described in the immediately preceding sentence but were cancelled and ceased to exist at the Effective time.

In addition to the foregoing, at the Effective Time, each option to purchase Ordinary Shares granted under the Issuer’s 2006 Employee Share Option Scheme, 2006 Employee Share Vesting Scheme and 2011 Share Incentive Plan, and any other equity incentive arrangements of the Issuer (as amended and restated, collectively, the “Company Share Plans”) (each a “Company Option”) that had become vested on or prior to the date upon which the closing of the Merger occurs (the “Closing Date”) and remained outstanding and unexercised immediately prior to the Effective Time, if with a per share exercise price less than the Per Share Merger Consideration, was cancelled and entitle the former holder thereof to receive an amount equal to the product of (a) the excess of Per Share Merger Consideration over the per share exercise price of such option and (b) the number of Ordinary Shares underlying such option payable as promptly as practicable following the Closing Date, in cash, without interest and net of any applicable withholding taxes. Each Company Option that had become vested on or prior to the Closing Date and remained outstanding and unexercised immediately prior to the Effective Time, if with a per share exercise price greater than or equal to the Per Share Merger Consideration, was automatically cancelled without any consideration. Each Company Option that had not become vested on or prior to the Closing Date was automatically assumed and converted into an equity incentive award of Parent through the Plan Vehicle or such other arrangements, on substantially the same terms and subject to the same vesting conditions as were provided to such option immediately prior to the Effective Time, to provide no less favorable economic benefits to the former holder of such option.

Furthermore, at the Effective Time, each restricted share awarded to the employees and certain directors of the Issuer pursuant to the Company Share Plans (each a “Company Restricted Share”), that remained outstanding as of immediately prior to the Effective Time, was automatically assumed and converted into an equity incentive award of Parent on substantially the same terms and subject to the same vesting conditions as were provided to such share immediately prior to the Effective Time to provide no less favorable economic benefits to the former holder of such share.

As the Merger was consummated, each holder of the Issuer’s 2018 convertible notes, 2020 convertible notes and 2021 convertible notes (collectively, the “Company Convertible Notes”) has the option to require the Issuer, as the surviving company, to repurchase such holder’s Company Convertible Notes for a purchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, through but excluding, the applicable fundamental change repurchase date as defined under the applicable indenture agreements. Furthermore, after the Effective Time but prior to and including the third business day prior to the applicable fundamental change repurchase date, each holder of the Company Convertible Notes is entitled, subject to the terms and conditions of the applicable indenture agreements, to convert such holder’s Company Convertible Notes into the right to receive an amount in cash for each $1,000 principal amount of the Company Convertible Notes held by such holder equal to the product of (a) the Per ADS Merger Consideration and (b) the conversion rate as defined in the applicable indenture agreements plus any entitled increase in the conversion rate as determined pursuant to the applicable indenture agreements. After the third business day prior to the applicable fundamental change repurchase date, each holder of the Company Convertible Notes, to the extent such holder has not exercised its right to require the Issuer, as the surviving company, to repurchase such holder’s Company Convertible Notes, will be entitled to convert such Company Convertible Notes into the right to receive an amount in cash for each $1,000 principal amount of the Company Convertible Notes held by such holder equal to the product of (a) the Per ADS Merger Consideration and (b) the Conversion Rate as defined in the applicable indenture agreements.

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (“NYSE”), and the Issuer will cease to be a publicly traded company. The Issuer has requested NYSE to file an application on Form 25 with the SEC to remove the ADSs from listing on NYSE and withdraw registration of the Ordinary Shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Issuer will suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Issuer’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) — (b) As a result of the transactions described in Item 4, as of the date of this Amendment, each Reporting Person no longer beneficially owns any Ordinary Shares or ADSs and, as such, each Reporting Person no longer has any voting or dispositive power over any Ordinary Shares or ADSs.

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, as of July 15, 2016, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of any Ordinary Shares or ADSs. Therefore, this Amendment constitutes the final amendment to the Original Schedule 13D, as amended.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 18, 2016

TRUSTBRIDGE PARTNERS III, L.P.

By:	/s/ LIN Ning David
Name:	LIN Ning David
Title:	Authorized Signatory

TB PARTNERS GP3, L.P.

By:	/s/ LIN Ning David
Name:	LIN Ning David
Title:	Authorized Signatory

TB Partners GP Limited

By:	/s/ LIN Ning David
Name:	LIN Ning David
Title:	Authorized Signatory